3-1-02

02025497

1143680
1-15258

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Jooeun Industrial's Dissolution

On March 13, 2002, Kookmin Bank announced that the Management Council decided to dissolve Jooeun Industrial Co., Ltd. (the "Company"), which is its wholly owned subsidiary, in order to dispose the non-financial subsidiary.

The Company, established under the laws of Korea in March 1993 has been engaged in acquiring unsold housing units for sale or lease, providing real property brokerage services and constructing housing units for sale or lease.

As of December 31, 2001, the paid-in capital and total assets of the Company are 10 billion Won and 314 billion Won, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 13, 2002

By: /s/ Yoo-Hwan Kim
(Signature)

Name: Yoo-Hwan Kim
Title: Senior Executive Vice President & Chief Financial Officer